FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period from March 15, 2003 to May 2, 2003

Commission File Number	000-26854

Metallica Resources Inc.

(Translation of registrant’s name into English)

36 Toronto Street, Suite 1000 Toronto, Ontario M5C 2C5 CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
EX-99.A Notice of Annual and Special Meeting
EX-99.B Management Information Circular
EX-99.C Proxy for Annual and Special Meeting
EX-99.D Supplemental Mailing List
EX-99.E Managements Discussion and Analysis
EX-99.F Audited Financial Statements
EX-99.G Confirmation of Mailing
EX-99.H Form 13-502F1 for the year ended 12/31/02

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

	By:	/s/ Bradley J. Blacketor

	Name:	Bradley J. Blacketor
	Title:	Chief Financial Officer and Secretary

Date: May 2, 2003

The following exhibits are filed under this Form 6-K:

EXHIBIT A:	Notice of Annual and Special Meeting of Shareholders dated April 29, 2003
EXHIBIT B:	Management Information Circular dated April 29, 2003
EXHIBIT C:	Proxy for Annual and Special Meeting of Shareholders
EXHIBIT D:	National Instrument 54-101 Supplemental Mailing List dated April 28, 2003
EXHIBIT E:	Managements Discussion and Analysis for the year ended December 31, 2002
EXHIBIT F:	Audited Financial Statements for the year ended December 31, 2002
EXHIBIT G:	Confirmation of Mailing dated May 2, 2003
EXHIBIT H:	Form 13-502F1 for the year ended December 31, 2002